REPORT ON VOTING RESULTS

Annual Meeting of Unitholders

April 25, 2016

National Instrument 51-102 – Section 11.3 (Canada)	Form 6-K (U.S.A.)

The Annual Meeting of Unitholders of Brookfield Canada Office Properties (the “Trust”) was held on April 25, 2016 in Toronto, Ontario. At this meeting, there were 114 unitholders represented in person or by proxy holding 20,538,432 Trust units, representing approximately 81.32% of the 26,257,667 issued and outstanding Trust units and 3 unitholders represented in person or by proxy holding 67,088,022 Special Voting units, representing 100% of the issued and outstanding Special Voting units.

Election of Trustees

All of the trustees nominated for election at the meeting were elected by acclamation. Management received proxies to vote for the election of trustees and the allocation of the votes among the elected trustees was as follows:

	Trustee	Votes For	Votes Withheld
Trust Units	Colum Bastable	18,879,569	1,656,321
	G. Mark Brown	17,768,208	2,063,251
	Thomas F. Farley	17,783,730	2,047,729
	Roderick D. Fraser	18,186,594	1,644,865
	Paul D. McFarlane	18,188,749	1,642,710
	Susan L. Riddell Rose	17,980,156	1,852,503
	T. Jan Sucharda	17,782,317	2,049,142
Special Voting Units	Colum Bastable	67,088,022	nil
	G. Mark Brown	67,088,022	nil
	Thomas F. Farley	67,088,022	nil
	Roderick D. Fraser	67,088,022	nil
	Paul D. McFarlane	67,088,022	nil
	Susan L. Riddell Rose	67,088,022	nil
	T. Jan Sucharda	67,088,022	nil

Appointment of External Auditor

Deloitte LLP was reappointed as the external auditor of the Trust until the next Annual Meeting of Unitholders and the trustees were authorized to fix the remuneration to be paid to the external auditor. Management received proxies to vote on these matters as follows:

	Outcome	Votes For	Votes Withheld
Trust Units	Carried	20,531,435	4,455
Special Voting Units	Carried	67,088,022	nil

There were no other matters to come before the meeting that required a vote by either the Trust unitholders or the Special Voting unitholders.

Date: April 25, 2016.	BROOKFIELD CANADA OFFICE PROPERTIES

/s/ “Michelle L. Campbell”
Michelle L. Campbell
Assistant Secretary